UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K

(Mark One)
  [X]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the fiscal year ended December 31, 1996

                                       OR

  [ ]          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               For the transition period from ________ to _______


                         Commission file number: 1-10702

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan
                            for Represented Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Terex Corporation
                         500 Post Road East, Suite 320
                          Westport, Connecticut 06880

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                       Page

REPORT OF INDEPENDENT ACCOUNTANTS.........................................1

FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Benefits..................2

         Statement of Changes in Net Assets Available for Benefits........3

         Notes to Financial Statements..................................4-8

SUPPLEMENTAL SCHEDULES:

         Item 27(a) - Assets Held for Investment Purposes.................9

         Item 27(d) - Reportable Transactions............................10

                        Report of Independent Accountants




To the Participants and Administrative Committee of the Terex Corporation and Affiliates'
401(k) Retirement Savings Plan for Represented Employees


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees (the "Plan") at December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Price Waterhouse LLP


Stamford, Connecticut
June 27, 1997

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES



STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31

                                                                                   1996              1995
                                                                             ----------------- -----------------
ASSETS:
Investments:
    Mutual funds, at fair value............................................  $      969,480    $      517,129
    Corporate common stock, at fair value..................................          26,225               ---
    Loans to participants..................................................          37,916            18,045
                                                                             ----------------- -----------------

         Total investments.................................................       1,033,621           535,174
                                                                             ----------------- -----------------

Receivables:
    Employee contributions.................................................          12,480            44,553
    Employer contributions.................................................             782               471
    Interest on participants loans.........................................             486               240
                                                                             ----------------- -----------------

         Total receivables.................................................          13,748            45,264
                                                                             ----------------- -----------------

NET ASSETS AVAILABLE FOR BENEFITS..........................................  $    1,047,369    $      580,438
                                                                             ================= =================


                       See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996

ADDITIONS:
    Investment income....................................  $      30,599
    Employee contributions...............................        397,666
    Employer contributions...............................         18,197
                                                           -----------------

         Total additions.................................        446,462
                                                           -----------------

DEDUCTIONS:
    Withdrawals..........................................         35,071
    Administrative fees..................................          1,115
                                                           -----------------

         Total deductions................................         36,186
                                                           -----------------

NET APPRECIATION IN AGGREGATE FAIR VALUE OF INVESTMENTS..         56,655


         NET CHANGE......................................        466,931
                                                           -----------------

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of period..................................        580,438
                                                           -----------------

    End of period........................................  $   1,047,369
                                                           =================

                       See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF THE PLAN

         General - The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees (the "Plan") was established on January 1, 1987. The Plan is a contributory, defined contribution plan that covers certain eligible employees of Terex Corporation and its subsidiaries ("Terex" or the "Company") meeting minimum eligibility requirements, and is designed to provide a savings vehicle for employees. Certain officers of Terex serve as trustees of the Plan (the "Trustees"). The investments of the Plan are held by Massachusetts Mutual Life Insurance Company ("Mass Mutual").

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         An Administrative Committee, consisting of at least three members appointed by the Company's Board of Directors, administers the benefit structure of the Plan. The Company is considered the Plan Administrator for purposes of ERISA.

         Terms for each subsidiary location are negotiated under separate collective bargaining agreements and differ with respect to participant contributions, employer contributions and loans to participants. The general provisions for each location are discussed below.

         Participants - Hourly-rate employees are eligible to participate on the date that they complete six months of service.

         Participant Contributions - Participants may contribute up to 20% of their compensation. The maximum pre-tax contribution permitted under Internal Revenue Service regulations in 1996 was $9,500.

         Employer Contributions - The plan in effect at the Terex Distribution Center provides for an employer contribution. For this plan the Company will match 50% of the employee's contribution, up to a maximum of 3% of the employee's salary. The contribution matched by Terex for this plan is made in Terex Common Stock. Prior to January 1, 1996 this plan provided for an employer match of the employee's contribution, up to a maximum of 2% of the employee's salary. This matching contribution was made in cash and was invested in the Plan as directed by the employee.

         Vesting - Participants are fully vested in their voluntary contributions plus actual earnings thereon. Participants are fully vested in their total accounts upon their normal retirement date. Normal retirement age is 65 for all employees. Prior to the normal retirement date, participants vest in the employer contribution after one year of eligible service.

         Forfeitures - Nonvested employer contributions of terminated employees become forfeitures and are held in a separate account and, after a five year break in service, shall be used to reduce future employer contributions.

         Allocation of Earnings - Each participant's account is credited with the participant's contributions and an allocation of earnings from the respective investment funds. A participant's contributions are used to purchase shares in the various investment funds. The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date, as determined by Mass Mutual.

         Payment of Benefits - Upon retirement, disability, or death, the entire balance of the participant's account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of participant's accout is greater than $3,500 he/she can elect to keep his/her investments in the Plan. Withdrawals are also permitted for financial hardship or upon attainment of age 59-1/2 under certain provisions of the Plan. All benefits are paid in a lump sum.

         Participant Loans - Participants at certain locations may obtain loans in an amount equal to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the Plan Administrator and certain other restrictions. Terms of all loans are established by the Plan Administrator.

         The above brief description of the Plan is intended to give a general summary of the principal provisions of the Plan. Further information about the Plan is contained in the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees Summary Plan Description. This booklet is available from the Company.


2.       SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis. The Form 5500 reports filed with the Department of Labor have been prepared on a cash basis and record Company and employee contributions when received.

         Investments - Plan investments are stated at fair value based on published market prices or other independent sources. Loans to participants are valued at cost which approximates fair value. Net appreciation (depreciation) in aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year.

         Expenses - Fees and expenses related to administering the Plan are generally paid by Terex.

         Withdrawals - Withdrawals are recognized at the time of distribution to the participant.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.       INVESTMENTS

         The investments of the Plan are held and managed by Mass Mutual. A schedule of investments held at December 31, 1996 and 1995 follows:

                                                             1996                              1995
                                               --------------------------------- ---------------------------------
                                                   Market            Cost            Market            Cost
                                               ---------------- ---------------- ---------------- ----------------
Mass Mutual Group
  Annuity Contract Fixed Fund*...............  $      566,208   $      566,208   $     298,244    $     298,244
Mass Mutual Value Equity Fund*...............          97,133           78,792          49,752           43,659
Mass Mutual Destiny Aggressive Fund*.........          65,095           55,384          40,729           37,567
Mass Mutual Destiny Conservative Fund........          19,569           17,680           9,749            9,092
Mass Mutual Destiny All Equity Fund*.........          73,936           60,383          41,770           37,851
Mass Mutual Destiny Moderate Fund............          45,812           39,751          25,047           23,110
Mass Mutual Core Bond Fund...................          14,675           13,610           8,952            8,270
Mass Mutual International Equity Fund........          23,174           19,779          15,112           14,662
Mass Mutual Growth Fund......................          36,197           30,580          14,041           12,777
Mass Mutual Small Cap Value Equity Fund......          27,681           22,452          13,733           12,509
Terex Corporation Common Stock...............          26,225           16,863             ---              ---
Loans to Participants........................          37,916           37,916          18,045           18,045
                                               ---------------- ---------------- ---------------- ----------------

    TOTAL....................................  $    1,033,621   $      959,398   $     535,174    $     515,786
                                               ================ ================ ================ ================

* Investment represents 5% or more of net assets available for benefits at December 31, 1996.

Participant and employer contributions are allocated to investment programs in accordance with the participant's election. The following is a summary of changes in net assets available for benefits by investment program for the year ended December 31, 1996:

(TABLE PART 1)
                                      Mass Mutual    Mass       Mass         Mass         Mass        Mass
                                         Group      Mutual     Mutual       Mutual       Mutual      Mutual
                                        Annuity     Value      Destiny      Destiny      Destiny     Destiny
                                       Contract     Equity    Aggressive  Conservative  All Equity   Moderate
                                      Fixed Fund     Fund       Fund          Fund        Fund        Fund
                                      -------------------------------------------------------------------------
  Net assets available for benefits
     at January 1, 1996...............$  298,244  $  49,752  $   40,729    $    9,749   $  41,770  $   25,047

  Additions:
     Investment income and gain/loss..    30,018     13,144       7,295         1,310      10,958       4,371
     Contributions, loan repayments
       & transfers....................   286,008     38,885      25,018         9,286      30,300      18,238

  Deductions - Benefits, loans issued
     & transfers......................   (48,062)    (4,648)     (7,947)         (776)     (9,092)     (1,844)

                                      =========================================================================
  Net assets available for benefits
     at December 31, 1996.............$  566,208  $  97,133  $   65,095    $   19,569   $  73,936  $   45,812
                                      =========================================================================

(TABLE PART 2)
                                                     Mass                  Mass
                                                    Mutual                Mutual
                                          Mass      Inter-       Mass    Small Cap     Terex
                                         Mutual     national    Mutual     Value    Corporation
                                        Core Bond   Equity      Growth    Equity       Common     Loans to
                                          Fund       Fund        Fund      Fund        Stock    Participants    Total
                                      -----------------------------------------------------------------------------------
  Net assets available for benefits
     at January 1, 1996...............$    8,952  $ 15,112   $   14,041  $ 13,733   $   ---     $  18,045    $  535,174

  Additions:
     Investment income and gain/loss..       449     3,572        5,148     4,867        6,122        ---        87,254
     Contributions, loan repayments
       & transfers....................     6,054     9,068       22,400    13,707       21,090     39,011       519,065

  Deductions - Benefits, loans issued
     & transfers......................      (780)   (4,578)      (5,392)   (4,626)        (987)   (19,140)     (107,872)

                                      ===================================================================================
  Net assets available for benefits
     at December 31, 1996.............$   14,675  $ 23,174   $   36,197  $ 27,681   $   26,225  $  37,916    $1,033,621
                                      ===================================================================================


4.       INCOME TAX STATUS

         The Internal Revenue Service (IRS) has notified the Plan Administrator that the Plan qualified under Sections 401(a) and 401(k) of the
         Internal Revenue Code (IRC) at the date of application for determination and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax exempt status. It is the opinion of the Plan Administrator that the Plan continues to be qualified and exempt from tax under Sections 401(a) and 401(k) of the IRC.

5.       TERMINATION OF THE PLAN

         The Company believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant's account will be distributed by the Massachusetts Mutual Life Insurance Company.

TEREX CORPORATION AND AFFILIATES' 401(k)                     EIN #38-2863240
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES                  PLAN #006


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a)
AS OF DECEMBER 31, 1996

                                                                Par Value or
                                                                  Number of
                         Description                            Shares/Units      Fair Value            Cost
--------------------------------------------------------------- -------------- -----------------  -----------------

MUTUAL FUNDS:
   Mass Mutual Group Annuity Contract Fixed Fund.............        49,200    $      566,208     $      566,208
   Mass Mutual Value Equity Fund.............................            28            97,133             78,792
   Mass Mutual Destiny Aggressive Fund.......................           474            65,095             55,384
   Mass Mutual Destiny Conservative Fund.....................           150            19,569             17,680
   Mass Mutual Destiny All Equity Fund.......................           506            73,936             60,383
   Mass Mutual Destiny Moderate Fund.........................           343            45,812             39,751
   Mass Mutual Core Bond Fund................................            18            14,675             13,610
   Mass Mutual International Equity Fund.....................           119            23,174             19,779
   Mass Mutual Growth Fund...................................           215            36,197             30,580
   Mass Mutual Small Cap Value Equity Fund...................            56            27,681             22,452
                                                                               -----------------  -----------------
     Total Mutual Funds......................................                         969,480            904,619

COMMON STOCK:
   Terex Corporation Common Stock............................         1,547            26,225             16,863

LOANS TO PARTICIPANTS, AT INTEREST RATES RANGING FROM 10.25%
   TO 11.0%, MATURING THROUGH JANUARY 15, 2001...............
                                                                                       37,916             37,916
                                                                               -----------------  -----------------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES....................                  $    1,033,621     $      959,398
                                                                               =================  =================

TEREX CORPORATION AND AFFILIATES' 401(k)                     EIN #38-2863240
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES                  PLAN #006



SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d)
YEAR ENDED DECEMBER 31, 1996

The following series of transactions were in excess of 5% of the fair value of Plan assets at the beginning of the Plan year:



                                                                                   Number and Type   Realized
                  Description                     Purchases (P)      Sales (S)     of Transactions   Gain/(Loss)
------------------------------------------------ ----------------- --------------- ----------------- -------------

Mass Mutual Group Annuity Contract Fixed Fund.   $      296,672    $     67,356             *        $       --
Mass Mutual Value Equity Fund.................   $       39,367    $      4,985             *        $      610
Mass Mutual Destiny All Equity Fund...........   $       39,390    $      9,026             *        $    1,146

* Massachusetts Mutual Life Insurance Company, the Plan record keeper, cannot provide this information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned therunto duly authorized.


                                        The Terex Corporation and Affiliates'
                                        401(k) Retirement Savings Plan for
                                        Represented Employees



Date:  June 30, 1997                    By:   /s/ Joseph F. Apuzzo
                                             Joseph F. Apuzzo
                                             Vice President Finance
                                             and Controller
                                             Terex Corporation